UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
Notification of Late Filing
Commission File Number 1-14523
(Check one) ☐ Form 10-K      ☐ Form 20-F     ☐ Form 11-K      ☒ Form 10-Q     ☐ Form 10-D      ☐ Form N-SAR      ☐ Form N-CSR
     For Period Ended: September 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the transition period ended:
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION
Full Name of Registrant: Trio-Tech International
Former Name if applicable:
Address of Principal Executive Office (Street and Number): 14731 Califa Street
City, State and Zip Code: Van Nuys, California 91411
PART II
RULE 12b-25(b) and (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)
     ☒ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     ☒ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
     ☐ (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE
     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N—SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     Management of the registrant is still in the process of reviewing quarterly results and the reporting of same, especially in light of the effectiveness of new SFAS 123R, and certain subsequent events to ensure appropriate reporting thereof in the quarterly report. As such, the quarterly report could not be completed within the required time period without unreasonable effort or expense. The registrant expects that the Form 10-Q for the quarter ended September 30, 2005 will be filed on or before the fifth calendar day following the prescribed due date therefor.

PART IV
OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification:

VICTOR H.M. TING	65	97648131

(Name)	(Area code)	(Telephone number)
     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes      ☐ No
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes      ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
It is anticipated that the Registrant’s results of operations for the fiscal year ended September 30, 2005 will reflect the costs for completing the closure of its operations in Ireland. The costs of the closure are estimated to be approximately $426,000 in the aggregate. As similar costs were not incurred in the corresponding period for the last fiscal year, such costs may contribute to a change in the results of operations for the quarter ended September 30, 2005. As the Registrant is still in the process of reviewing the quarterly results as indicated above, the registrant is unable to set forth herein a reasonable estimate of its results of operations for the first quarter.

TRIO-TECH INTERNATIONAL
(Name of Registrant as specified in its charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.
Date: November 14, 2005

By:	/S/ VICTOR H.M. TING
Vice President and
Chief Financial Officer (Principal Financial Officer) Dated: November 14, 2005

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